Exhibit 99.2

TuanChe Limited

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: TC)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on November 15, 2019
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of TuanChe Limited (the “Company”) will be held at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China on November 15, 2019 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions:

1.	To remove Mr. Hongchuan Thor from the Board of Directors (the “Board”)and from the audit committee of the Board; to remove Ms. Yu Long from the Board and from the nominating and corporate governance committee of the Board; to remove Mr. Yang Zhao from the Board and from the compensation committee of the Board; to remove Mr. Yaping Yao from the Board and from the audit committee and the compensation committee of the Board; and to remove Ms. Wendy Hayes from the nominating and corporate governance committee of the Board.
2.	To appoint Mr. Zijing Zhou as an independent director of the Board, and as a member of the nominating and corporate governance committee, the audit committee, and the compensation committee of the Board. The biography of Mr. Zhou is included in the Exhibit A attached hereto;
3.	To appoint Mr. Zhishuo Liu as a member of the audit committee of the Board;
4.	To appoint Mr. Wei Wen as a member and the chair of the nominating and corporate governance committee and the compensation committee of the Board;
5.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; and

To consider and, if thought fit, pass the following special resolution:

1.	To amend Article 90(c) of the Seventh Amended and Restated Articles of Association of the Company (the “Articles”) to read “No person shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting.”

The Board has provided the following resolutions for approval by the Company’s shareholders:

IT IS RESOLVED THAT the Board hereby approves the removal of Mr. Hongchuan Thor from the Board and from the audit committee of the Board; the removal of Ms. Yu Long from the Board and from the nominating and corporate governance committee of the Board; the removal of Mr. Yang Zhao from the Board and from the compensation committee of the Board; the removal of Mr. Yaping Yao from the Board and from the audit committee and the compensation committee of the Board; and the removal of Ms. Wendy Hayes from the nominating and corporate governance committee of the Board.

IT IS FURTHER RESOLVED THAT the Board hereby approves the appointment of Mr. Zijing Zhou as an independent Director of the Board, and as a member of the nominating and corporate governance committee, the audit committee, and the compensation committee of the Board;

IT IS FURTHER RESOLVED THAT the Board hereby approves the appointment of Mr. Zhishuo Liu as a member of the audit committee of the Board;

IT IS FURTHER RESOLVED THAT the Board hereby approves the appointment of Mr. Wei Wen as a member and chair of the compensation committee and the nominating and corporate governance committee of the Board;

IT IS FURTHER RESOLVED THAT the Board hereby approves the ratification of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019;

IT IS FURTHER RESOLVED THAT the Board hereby approves the amendment of Article 90(c) of the Articles to read “No person shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting.”

The Board has fixed the close of business on October 11, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents four Class A ordinary shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. We have instructed the Depositary to provide to all ADS holders a Voting Instruction Card and a Notice of Meeting providing to ADS holders information contained in this notice of AGM and a statement and instructions as to voting by ADS holders. If you wish to have the Depositary, through its nominee or nominees, vote the Class A ordinary shares represented by your ADSs, please execute and timely forward the Voting Instruction Card sent to you by the Depositary in accordance with the instructions provided by the Depositary. A postage-paid return envelope may be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the AGM. Please note that if you do not timely provide the Depositary with voting instructions with regard to a matter, you will be deemed to have granted a discretionary proxy to a person designated by the Company with respect to such matter with regard to the Class A ordinary shares represented by your ADSs if the Company (i) timely requests such a proxy, (ii) reasonably does not know of any material opposition to such matter, and (iii) confirms that such matter is not materially adverse to the interests of shareholders. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before5:00 p.m. (Eastern Daylight Time), November 8, 2019. Only the registered holders of record at the close of business on October 11, 2019 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at ir@tuanche.com. For a hard copy, shareholders may contact the Company via email, telephone number (86-10) 6399-8902, or write to ir@tuanche.com.

By Order of the Board of Directors,

/s/ Wei Wen
Wei Wen
Chairman

Beijing, October 7, 2019

Exhibit A

Biography of Mr. Zijing Zhou (“Mr. Zhou”)

•	Mr. Zhou received a bachelor’s degree in physics and computer science from Zhejiang University in 2003 and a master’s degree in computer science from Tsinghua University in 2006;
•	From September 2006 to February 2009, Mr. Zhou worked for Anhui Jinyu Internet Technology Co., Ltd., an internet technology development company, as an internet technology developer;
•	From February 2009 to February 2011, Mr. Zhou worked for Alibaba Group Holding Limited as a senior product manager;
•	From February 2011 to February 2014, Mr. Zhou worked for China Renaissance Holding Limited as a senior financial adviser;
•	In 2014, Mr. Zhou founded Aplus Investment Consulting (Beijing) Co., Ltd. (“Alpus”) and has been serving as CEO since inception. Alpus is an investment consulting company providing financing advisory services.

A-1